First Mariner Bancorp

July 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Connell

Re:	First Mariner Bancorp
File No. 0-21815
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008

Ladies and Gentlemen:

On behalf of First Mariner Bancorp (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated June 26, 2008 received via facsimile.  We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. We understand that the Staff is not at this time requiring any amendments to the 2007 Form 10-K or the March 2008 10-Q.  The Staff’s comments, and the Company’s responses to the Staff’s comment, are set forth below.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Credit Risk Management, page 45

COMMENT 1:  We note your response to comment 2 in our letter dated May 15, 2008.  You state in your response that, prior to 2007, you calculated required reserves for impaired commercial loans by applying standard loss assumption rates to the aggregated totals of loans in each internal risk rating category.  However, in your December 31, 2006 10-K, on page 42, you stated, “Our commercial loans are generally reviewed individually, while large groups of homogeneous loans are reviewed as pools.”  Please clarify for us how you accounted for impaired commercial loans in periods prior to 2007 and clearly explain how your accounting methodology was consistent with SFAS 114.

RESPONSE TO COMMENT 1:  Prior to 2007, all commercial, commercial real estate, and construction loans made to builders and developers (not consumer construction loans) were determined to be impaired if the loan was rated by management as “substandard” or “doubtful”.  Management viewed the definitions provided by bank regulatory guidance for substandard and doubtful loans to be consistent with the definitions of impairment as provided in SFAS 114.

While management considered the collateral values on loans that were collateral dependent, management also considered other factors such as experience, uncertain market conditions, and other uncertainties in collateral values in determining its view of potential losses in the loans rated substandard or doubtful. These factors were applied to all substandard and doubtful loans on a percentage basis and were included in the specific valuation allowances related to these loans.  We believed at that time that this interpretation and application was consistent with SFAS 114.

Upon the guidance received from banking regulators at the end of 2006, which clarified the application of SFAS 114, we solely utilized collateral values to determine specific reserves as all of our impaired loans were collateral dependant.  We also determined that those factors which related experience, uncertain market conditions and the like should not be considered in the specific valuation allowance established for the loan.  Rather, these amounts and loss factors should be considered in other components of the Allowance for Credit Losses.  Beginning with our 1st Quarter 2007 results, we changed our methodology accordingly.

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In connection with the above, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (410) 558-4281.

Yours truly,

Mark A. Keidel
Chief Financial Officer